Exhibit 3.6

SECOND AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HERITAGE DISTILLING HOLDING COMPANY, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

April 1, 2024

Heritage Distilling Holding Company, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.	The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 1 of Article IV and replacing it in its entirety with the following:

Section 1. Authorized Shares. The Corporation is authorized to issue only one class of shares. The total number of shares of capital stock that the Corporation is authorized to issue is Seventy Million (70,000,000) shares, par value $0.0001 per share, of which (a) five hundred thousand (500,000) shares shall be designated as Founders Common Stock (the “Founders Common Stock”) and (b) sixty-nine million five hundred thousand (69,500,000) shares shall be General Common Stock (the “General Common Stock”, and together with the Founders Common Stock, referred to herein as the “Common Stock”).

2.	This foregoing amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Second Amendment to Amended and Restated Certificate of Incorporation to be duly executed by an authorized officer this 1st day of April, 2024.

HERITAGE DISTILLING HOLDING COMPANY, INC.

By:	s/Justin Stiefel
Name:	Justin Stiefel
Title:	Chief Executive Officer